Hall Tees, Inc.

7405 Armstrong
Rowlett, Texas 75088
(214) 883-0140

July 29, 2009

Mr. John Reynolds
Mr. John Dana Brown
Ms. Raquel Howard
U.S. Securities & Exchange Commission
100 F Street NE
Washington, DC 20549

RE:          Hall Tees, Inc.
Form S-1/A
File No. 333-150829

Dear Mr. Reynolds, Mr. Brown and Ms. Howard:

Following are responses to your comment letter dated June 30, 2009.

General
1.	Question
Please update your financial information as of the most recent date of your financial statements. For example please update the last risk factor on page five.

Answer
We have reviewed our filing and updated all financial information in this amendment through March 31, 2009 including all risk factors.

Risk Factors (page 5)

2.	Question
We note your response to comment six of our letter dated November 12, 2008.  We also note that you have adjusted the minimum amount of your offering.  We note that you have not filed a revised form of subscription agreement.  Please advise or revise.

Answer
A revised Subscription Agreement is filed as an Exhibit.

3.	Question
We note your response to comment six in which you indicate that uncashed subscriptions funds will be held in a company safe.  If you believe these funds would be outside the reach of your creditors, please explain the legal basis for your belief in the cover letter to the next amendment.  Otherwise, please add a risk factor.

Answer
We believe the funds will be outside the reach of creditors since, until we reach the minimum offering, we would not be entitled to the funds nor legally able to access them.

Description of Business (page 12)

4.	Question
We note that you have removed the discussion of your distribution process on page 13, the discussion of your principal products and markets on page 14, and your principal suppliers on page 14.  Please revise to discuss your methods of distribution, your principal products and markets, and the names of your principal suppliers.

Answer
We have updated our filing to discuss our methods of distribution, our principal products and markets, and the names of our principal suppliers.

MANAGEMENT’S DISCUSSION AND PLAN OF OPERATIONS, page 12

5.	Question
We note that your management discussion and plan of operation only includes disclosure for the three months ended March 31, 2009.  Please discuss you financial condition, changes in financial condition and results of operations for the fiscal years ended December 31, 2008 and 2007.

Answer
We have updated our filing to discuss our financial condition, changes in financial condition and results of operations for the fiscal years ended December 31, 2008 and 2007.

6.	Question
We do not understand the last sentence of the first paragraph under the “Liquidity” section.  Please explain or revise..

Answer
This sentence has been revised as it was not pertinent in its current format.

7.	Question
We note your response to comment nine of our letter dated November 12, 2008.  Please indicate the general purpose of your capital lease commitment.

Answer
We have included the general purpose of our capital lease commitment in the Capital Resources section of the MD&A as well as Description of Business section and updated the footnote disclosures as well.

8.	Question As appropriate please describe the equipment that is the subject of your capital lease in your business section.

Answer
We have revised our discussion to describe the equipment that is the subject of our capital lease in our business section.

9.	Question
Please file your capital lease as an exhibit to your next exhibit to your next amendment.

Answer
We have filed our capital lease as an exhibit to this amendment.

10.	Question
We also note that you have removed the statement that “There are no other known material trends, favorable or unfavorable, in our capital resources requirements”.  Please revise to describe any known material trends, favorable or unfavorable, in your capital resource requirements.

Answer
We have revised our discussion to discuss any known material trends, favorable or unfavorable, in our capital resource requirements.

11.	Question
We note your response to comment 10 of our letter dated November 12, 2008.  Please clarify the dates corresponding to each piece of information discussed in your section “Material Changes in Financial Position”.

Answer
We have reviewed the dates and ensured that the dates are correct.

12.	Question
We note that your accounts receivable increased by 40% to $8,411 while your allowance for doubtful accounts remained unchanged at $6,864 as of March 31, 2009.  Please advise to discuss the material change in your accounts receivable balance and explain how you determined that the allowance for doubtful accounts did not need to be adjusted.  Please discuss the judgments and uncertainties that are associated with the methods and assumptions used to estimate the allowance for doubtful accounts.

Answer
We have included a discussion on the increase in accounts receivable as of March 31, 2009 versus December 31, 2008.  In Footnote 1 to the financial statements (both audited at December 31, 2008 and unaudited at March 31, 2009  -  page F-5) we disclose our policy on determining the allowance for doubtful accounts: the Company provides an allowance for all receivables that are greater than 90 days old and the balances at March 31, 2009 and December 31, 2008 respectively were $6,563 and $6,864, therefore no change was made to the allowance.  We have added the balance of greater than 90 days receivables to the footnote disclosure to the unaudited financial statements as of March 31, 2009.  As we use a hard rule there is no judgment to determine the allowance with one overriding component: if a customer files for bankruptcy protection we immediately provide for all their receivables.

Interest of Management and Others in Certain Transactions

13.	Question
In your discussion of “Material Changes in Results of Operations” please describe any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations and, in each case, indicate the extent to which income was so affected.  For example please include numerical information in your net loss discussion in the last paragraph of page 17.

Answer
We have included in our discussion of “Material Changes in Results of Operations” any unusual if infrequent events or transactions or any significant economic changes that materially affected the amount of reported income.  We have, as requested, noted the impact to income in the discussion on Net Loss / Income in the Results of Operations for March 31, 2009.

REMUNERATION OF DIRECTORS

14.	Question
Please reconcile your disclosure on page 19 that your sole officer “has no employment contract with the company” with your disclosure regarding payments for contract services to the president on page 20.

Answer
The President has no employment contract with the company as he does not draw a salary and payments are not subject to withholding but he does have an independent contractor agreement.(management services contract).

15.	Question
We note that you have removed the summary compensation table from page 19 of your latest amendment.  Please include the summary compensation table.

Answer
We have included the summary compensation table and updated it through March 31, 2009

16.	Question
Please file your management services contract with Mr. Lewis as an exhibit to your next amendment.

Answer
We have filed the contract as an exhibit with this amendment.

Consolidated Statements of Operations, page F-2

17.	Question
We note that you did not record any interest expense for the three months ended March 31, 2009.  However, you recorded a capital lease obligation during 208 for a total of $29,220 which includes interest payments at 12%.  Please revise you interest expense or explain why a revision is not necessary.

Answer
We did incur interest in the three month period ended March 31, 2009 of $525.  This was incorrectly classified in operating expenses and in this amended filing has been reflected appropriately in the financial statements and summary data.

18.	Question
We note that some exhibits were filed with your first amendment but were not listed in the index of your most recent amendment.  The exhibit index should include all exhibits to a registration statement.

Answer
We have added the Exhibits listed previously and the new Exhibits requested in the latest comment letter.

Please call me if you need any further clarification on any of these answers.

Sincerely,

/s/  William Lewis
William Lewis
President